Stephen J. Godden, F.I.M.M.M., C.Eng.

I, Stephen J. Godden, F.I.M.M.M., C. Eng., do hereby certify that:

1.	I am currently employed as a Mining Consultant and Director of S. Godden & Associates Ltd., 17, Roundwood Drive, Welwyn Garden City, HERTS AL8 7JZ, UK.

2.

I graduated from Leicester University, UK, with a Bachelor of Science degree in Mining Geology (1977). In addition, I have a Master of Science degree in Mining Engineering (Rock Mechanics and Excavation Engineering) from University of Newcastle-upon-Tyne, UK (1982).

3.	I am a Fellow of the Institution of Materials, Minerals and Mining and a registered Chartered Engineer (C. Eng.) in the UK (Reg. # 5994).

4.	I have worked as a mining consultant for the past 22 years.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am the principal author of this technical report entitled “Revised Technical Report: June 2009 Update of the Mineral Resource Estimate For Hollister Gold Mine, Elko County, Nevada, USA” dated October 30, 2009, (the “Technical Report”) relating to epithermal gold vein deposits located on the Hollister Development Block of Hollister Property. I am responsible for all sections of the report except 19.5.

7.

I have considerable experience related to the preparation of technical reports and financial studies for base metal and precious metal projects, including project reviews, Preliminary Assessment reports, due diligence audits, pre-feasibility and feasibility studies.

8.

I visited Hollister Gold Mine between March 25 and March 27, 2009, during which visit I toured the Hollister Gold Mine site, visited the underground excavations, reviewed project plans, examined geology plans and sections and held discussions with Company staff members.

9.	I have had no prior involvement with the Hollister Property, Hollister Development Block or Hollister Gold Mine prior to preparing this Technical Report.

10.	I am independent of the issuer, Great Basin Gold Limited, applying all of the tests in Section 1.4 of National Instrument 43-101 and Part 3.5 of Company Policy 43-101CP.

11.	I have read National Instrument 43-101 and Form 43-101F1, the Technical Report has been prepared in compliance with that instrument and form.

12.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

13.

I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of October, 2009

/s/ S. J. Godden
Stephen J. Godden, F.I.M.M.M., C.Eng.

Johannes Gerhardus Oelofse, Pr.Eng.
412 Katherine Quay
Sandton, South Africa

I, Johannes Gerhardus Oelofse, of Johannesburg, Republic of South Africa, do hereby certify that:

1

I am a graduate in Mining with a Bachelor of Science degree from the University of Pretoria in 1985, and a MSc in Mining Engineering from Camborne School of Mines in 1988 and have practiced my profession continuously since graduation.

2	I am a member in good standing of the Association of Professional Engineers of South Africa and a Fellow of the South African Institute for Mining and Metallurgy.

3	My relevant experience for the purpose of the Technical Report is:

project evaluations and feasibility studies for base and precious metals projects in South Africa, Uganda, Mozambique, Kazahstan and Uzbekistan
engineering at mine operations at gold mines in South Africa mine management, overseeing mining and milling operations

4

I am the Chief Operating Officer for Great Basin Gold Ltd. with a business office at 138 West Street, Sandown, RSA, and as such I am not independent of Great Basin Gold Ltd as per section 1.4 of 43-101. Overseeing work on the Hollister Project is one of my responsibilities.

5

I have read the definition of "qualified person" as set out in NI 43-101 and certify that by reason of my education, affiliation with a professional organization and past relevant work experience, I fulfill the requirements to be a qualified person under NI 43-101.

6

I am a co-author of this report entitled “Revised Technical Report On the June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine, Elko County, Nevada, USA”, dated October 21, 2009; and in particular am responsible for Section 19.6 of this report.

7	I have visited the property regularly since May 2006.

8

I, as of the date of this certificate and to the best of my knowledge, believe that the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Signed in the city of Johannesburg, South Africa on this 30th day of October, 2009.

/s/ J. Oelofse
Johan Oelofse, Pr.Eng., Fellow SAIMM

Deon van der Heever

I, Gideon Johannes (Deon) van der Heever, Pri.Sci.Nat., do hereby certify that:

1.	I am Executive Director of Geologix Mineral Resource Consultants (Pty.) Ltd., P.O. Box 20, Potchefstroom, South Africa, 2520.

2.	I am a graduate of The Rand Afrikaans University (RAU), 1987, BSc. Hons (Geology)

3.	I am registered as a Professional Natural Scientist with the South African Council for Natural Scientific Professions (SACNASP)

4.	I have worked as a Geologist/Geoscientist for a total of 19 years since my graduation. My relevant experience for the purpose of the Technical Report is:

1990-1992 Geologist West Driefontein Gold Mine
1992-1994 Geologist Deelkraal Gold Mine
1994-1997 Senior Geologist East Driefontein Gold Mine
1997-2001 Mineral resource manager South Deep (Placer Dome Western Areas Joint Venture)
2001 to present, Consultant and Director, GeoLogix Mineral Resource Consultants (Pty.) Ltd.

5.

I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.

I am a co-author of this report entitled “Revised Technical Report On the June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine, Elko County, Nevada, USA”, dated October 30, 2009; and in particular am responsible for sections 19.1, 19.3, 19.4 and 19.5.

7.	I co-authored a report on the Project in July 2007 and February 2009.

8.	I visited the Property in February 2007.

9.

To the best of my knowledge, information and belief, my section of this Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

10.	I am independent of Great Basin Gold Ltd. as set out in section 1.4 of National Instrument 43- 101.

11.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

12.

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Signed in the city of Johannesburg, South Africa on this 30th day of October 2009.

/S/ G. J. van der Heever
G J (Deon) van der Heever, Pri. Sci. Nat.

Philip Nelson Bentley, Pr Nat Sci.
9a Trilby Street, Oaklands
Johannesburg, South Africa

I, Philip Nelson Bentley, of Johannesburg, Republic of South Africa, do hereby certify that:

1	I am a graduate of Victoria University of Wellington New Zealand, and Rhodes University, Grahamstown, South Africa. I have the following qualifications:

BSc (Hons) VUW (NZ) 1979 Geology; MSc (Thesis) VUW (NZ) 1981 Economic Geology;

MSc (MinEx) Rhodes Univ (RSA) 1984 Distinction

2.

I am registered as a Professional Natural Scientist with the South African Council for Natural Scientific Professions (SACNASP, Reg. No 400208/05), and are a Member of the Geological Societies of South Africa and Nevada, USA;

3.	I have worked as a Geologist/Geoscientist for a total of 27 years since my graduation.

My relevant experience for the purpose of the Technical Report is:

More than 27 years experience in the mineral exploration and mining sector, in particular Africa, Australasia and the western USA. He has key skills in Au and Au-Cu metallogeny; granite /pegmatite deposits and related tantalite/tin mineralisation; mineral exploration management; the geology, orebody modelling and economic assessment of mineral deposits; the geological evaluation of ore reserves and resources; due diligences, and managing pre-feasibility and feasibility studies;

4.	I am employed by Great Basin Gold as Vice President:Geology and Exploration and am not independent of Great Basin, and has had no prior involvement with the property.

5.

I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43- 101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101;

6.

I am a co-author of this report entitled “Revised Technical Report On the June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine, Elko County, Nevada, USA”, dated October 30, 2009; and in particular am responsible for section 19.5.

7.	I have visited the Property during September and November 2008, and January, March, May and September 2009;

8.	To the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

9.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Signed in Johannesburg, South Africa on this 30th day of October, 2009.

/s/ P. N. Bentley
Philip Nelson Bentley